

Kabe VanderBaan · 2nd

CTO, Founder at Place Technology

Arlington Heights, Illinois, United States · Contact info

500+ connections

1 mutual connection: Joel Malala

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Place Technology

Michigan State University

Experience

CTO, Founder
Place Technology
Sep 2018 – Present · 2 yrs 10 mos
Greater Chicago Area

Board Member
Blueprint Advisory
Dec 2018 – Present · 2 yrs 7 mos
Greater Chicago Area

Vice President Of Technology
Talent Rover
Jul 2017 – Sep 2018 · 1 yr 3 mos
Chicago, Illinois

Senior Director Of Engineering
Layer3 TV Inc.
May 2016 – Mar 2017 · 11 mos

Lead all aspects of Engineering organization developing and operating end to end IPTV cable system with distributed teams. Platform includes backend cloud services, embedded and UX development on Set top box (STB), and mobile device development.

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Director of Software Engineering, Advanced Engineering, Cloud
ARRIS (Via Acquisition of Motorola Home Division)
Jan 2011 – May 2016 · 5 yrs 5 mos

Coordinates effective strategies and directs teams responsible for investigating, architecting and executing the migration path of ARRIS' existing and new Cable/Telco video products into "cloud native" applications.

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Education

Michigan State University
BS, Computer Science
1996 – 2000